Exhibit 99.1
Excerpt from an interview with Tom Albanese, CEO of Rio Tinto, in the Times of London
Mining titan flexes muscles
Rio Tinto boss Tom Albanese is tipped to report record results on Tuesday. Will that help him fight off the bid from BHP Billiton?
Sometimes life just catches you by surprise. For Tom Albanese, the Rio Tinto boss, it’s been happening since last year, when rival Anglo-Australian miner BHP Billiton launched a £70 billion takeover offer for his firm. With that now midway through a regulatory-approval process, who should Albanese bump into at the Olympics the other day?
“Yeah, I was at a lunch in Beijing given by the Australian prime minister and there was Marius.”
Marius being Marius Kloppers, the BHP boss, who has been hounding Rio Tinto ever since the bid. Did they high-five each other? “Er, no,” laughs Albanese. “We gave each other a firm handshake, and then had a cordial discussion, rather conscious that there were a lot of people watching us.”
A discussion about . . . ? “Oh you know, we have joint ventures.” Enough said. Compact and bespectacled, Albanese gives a pensive look. Born on America’s East Coast, trained in “mineral economics” at Alaska University, he still speaks with a New Jersey drawl and has an informal, boyish manner which many take for niceness. In a battle of the mining titans that might be misread as weakness.
Beneath, however, there is single-minded drive — he’s good at motivating others and accomplished at blending strategy with macro-economic insight, an essential in the 21st century resource sector.
That’s why big mining chiefs, controlling vast chunks of the world’s resources, sound more like radio-friendly economists than pick-and-shovel men these days. It’s also why young bosses like Albanese, 50, and Kloppers, 45, are among the most powerful executives on the planet.
Just don’t tell Albanese that further consolidation is inevitable. Yes, his first move on reaching the top at Rio Tinto was to gobble up aluminium producer Alcan last year, but the BHP offer, he says, is simply not good enough.
“We’ve not said there are no synergies,” he sighs, “just that the bulk of where synergies would come from would be the superior positions Rio Tinto has in those areas where synergies can be created.”
In short, it’s all about value, and Rio Tinto — the world’s third-biggest miner — will create more value on its own rather than when folded into BHP, already No 1.
Time will tell. Last week BHP announced a sparkling set of results. This week Rio Tinto will announce its own, expected to show half-yearly, underlying earnings up 46% to over $5 billion (£2.7 billion). For Albanese, banging the value drum, that’s vital, whatever the threat of global downturn.
Meanwhile, the BHP bid moves like a slow shark through prolonged regulatory scrutiny from competition authorities. That should make Albanese anxious, likewise the letter sent by BHP’s chairman to Rio Tinto shareholders last month, telling them what a good deal is coming. But sitting high up in Rio Tinto’s new head office in the City of London, perched on the edge of a sofa, Albanese is engagingly cheery.
Look around, he says, this is the new Rio Tinto: modern, airy, its reception dominated by an imposing piece of contemporary art charting the world’s elements mined by the group.
Gone, by implication, are the fusty, insular ways that once made the business disliked for its environmental, political and safety records. Rio Tinto, whose products include copper, diamonds, gold, iron ore and aluminium, now aims to be a leader in sustainable development.
Yet the BHP proposal — which became a preconditional, hostile offer in February — isn’t going away.
How long will the regulatory process take? “If you take the roadmap of established processes and procedures, it could take until the end of the year,” shrugs Albanese. If the regulators wave it through, the offer would then go to shareholders in early 2009. If BHP wants it quicker, it could raise its offer until Rio Tinto’s board accepts.
That’s a lot of ifs. Does the sheer length of time strengthen Albanese’s defence?
He won’t be drawn. “I’ve said from the very beginning it will be a long process. We have a strong set of businesses, great capabilities, strong macro . . .” Albanese slips easily into economist-speak, pushing back his glasses, plugging Rio Tinto. But what about BHP’s repeated claim that it is outper-forming Rio Tinto?
“Look, it’s about where you pick the starting points,” says Albanese. “BHP had a bad time in the latter 1990s after a series of bad investments, bad strategic directions and a lot of value destruction, and you’ve got to give their previous chief executive, Chip Goodyear, credit for recovering from that. But the early part of this decade was sort of a trough point. So if you want to compare performance, you pick that trough point.”
Is it about personalities? There have been rumours of a bid coming for a decade. Goodyear, an American similar in style to Albanese, always hesitated. Kloppers, an Afrikaner judged more ruthless, leapt in.
Would Goodyear have made the same call?
Albanese smiles. “Great question, why don’t you ask him?” Others suggest Goodyear wanted to, but wouldn’t go hostile. This is now a long-running distraction for both companies.
But there is an upside, says Albanese. It has enabled him to drive through change. His $15billion disposal programme is on schedule, with $10 billion targeted for this year. “The company is energised by this, we haven’t been out there trying to present ourselves publicly before, we’ve got a new head office, we’ve refined the brand, we’ve been very open and employees like seeing themselves being talked about.”
He won’t say how much Rio Tinto’s defence has cost — that may be revealed this week — but it is likely to run into many millions. His finance director heads a young team, “dozens” in number, which works full time on the bid. That allows senior executives to concentrate on operations.
“One of the challenges when you are enjoying strong margins is focusing on cost reduction and improvement. I don’t want to see anyone working on their golf game — just focusing on safety, performance, cost and delivering growth targets.”

Albanese is a persistent presenter, enthusiastic and analytical — qualities that first drew him to the attention of Rio Tinto’s top bosses. Leigh Clifford, his predecessor as chief executive, says Albanese was always the “stand-out” man on his way up, working through whatever challenge was thrown at him: mining in Alaska, exploration in Indonesia, running a copper smelter in Utah, integrating a sensitive acquisition in Australia.
“Tom’s got great technical skills, real presence. He’s ambitious and he’s someone you could trust with your chequebook,” says Clifford, now chairman of Qantas. “He’s also tremendously resilient.”
*****
That Rio Tinto, known as RTZ, was the product of an earlier merger between British and Australian giants. Planning in the sector remains consistent, however.
“Some 80% to 90% of all profits in this industry will be from the top 40 ore bodies,” says Albanese, “and the strategy is very simple: get as many of them as you can. Discover them or buy them.”
And that, of course, is what BHP is doing in its pursuit of Rio Tinto.
Albanese has no objections. He has known Kloppers for years and they have overlapped on joint-venture projects. “We don’t go out drinking with each other, but we have a healthy level of professional respect.”
Albanese just foresees a better future for his company apart from BHP. Rio Tinto, he says, will be buoyed by continued demand from developing economies, even if Europe and America go into economic decline.
So this is not about egos? “No,” he says. “The BHP offer was taken seriously, considered on the basis of value, and rejected on that basis. It’s just a focus on value — you know, you’re only going to get the same old phonograph from me.”
But isn’t value Kloppers’ argument, too? He smiles. And so it goes on. No surprises, until the next one comes along.

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